UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No.  4  )*


                          InterCounty Bancshares, Inc.
                          ----------------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                         (Title of Class of Securities)


                                  45865 E 10 8
                                  ------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   45865 E 10 8     13G


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The National Bank and Trust Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) -----

                                                        (b) -----

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH

5     SOLE VOTING POWER

      66,881

6     SHARED VOTING POWER

      -0-

7     SOLE DISPOSITIVE POWER

      -0-

8     SHARED DISPOSITIVE POWER

      345,535

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      345,535

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.3%

12    TYPE OF REPORTING PERSON*

      BK




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
CUSIP No.   45865 E 10 8     13G


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      InterCounty Bancshares, Inc., Employee Stock Ownership Plan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a) -----

                                                     X
                                               (b) -----

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER

      -0-

6     SHARED VOTING POWER

      -0-

7     SOLE DISPOSITIVE POWER

      278,654

8     SHARED DISPOSITIVE POWER

      66,881

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      345,535

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      22.3%

12    TYPE OF REPORTING PERSON*

      EP

Item 1(a).    Name of Issuer:

              InterCounty Bancshares, Inc.


Item 1(b).    Address of Issuer's Principal Executive Offices:

              48 N. South Street
              Wilmington, Ohio  45177

Item 2(a).    Name of Persons Filing:

              The National Bank and Trust Company

              InterCounty Bancshares, Inc., Employee Stock Ownership Plan

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The National Bank and Trust Company
              48 N. South Street
              Wilmington, Ohio  45177

Item 2(c).    Citizenship:

              The National Bank and Trust Company: Organized under the laws of the United States

              InterCounty Bancshares, Inc., Employee Stock Ownership Plan:
              Organized in Ohio

Item 2(d).    Title and Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number

              45865 E 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) [ ] Broker or Dealer registered under Section 15 of the Act

              (b) [X] Bank as defined in section 3(a)(19) of the Act

              (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

              (d) [ ] Investment Company registered under section 8 of the
                      Investment Company Act

              (e) [ ] Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

              (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

              (g) [ ] Parent Holding Company, in accordance with
                      section 240.13d-1(b)(1)(ii)(G)

              (h) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


Item 4.       Ownership:

              At December 31, 1997, there were 345,535 common shares of InterCounty Bancshares, Inc., owned by the InterCounty Bancshares, Inc., Employee Stock Ownership Plan (the "Plan"). The National Bank and Trust Company is the trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion. As of December 31, 1997, 278,654 shares were allocated to Plan participants.

              The trustee has limited power to dispose of the shares, as set forth in the Plan and the Trust Agreement, such as in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan. The Trustee is directed by the Plan to invest Plan assets primarily in shares of InterCounty Bancshares, Inc.

Item 5.       Ownership of Five Percent or Less of a Class:

              Inapplicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:

              Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              Inapplicable

Item 8.       Identification and Classification of Members of the Group:

              Inapplicable

Item 9.       Notice of Dissolution of Group:

              Inapplicable

Item 10.      Certification:

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      THE NATIONAL BANK AND TRUST COMPANY

February 11, 1998                   By   /s/ Charles L. Dehner
-----------------                        --------------------------------
Date                                     Charles L. Dehner
                                         its Executive Vice-President


                                      INTERCOUNTY BANCSHARES, INC.,
                                        EMPLOYEE STOCK OWNERSHIP PLAN


February 11, 1998                   By The National Bank and Trust Company,
-----------------                       Trustee
Date
                                    By   /s/ Charles L. Dehner
                                         ---------------------------------
                                         Charles L. Dehner
                                         its Executive Vice-President








                                    -5-